

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Vincent Beatty
President
Datamill Media Corp.
7731 So. Woodridge Drive
Parkland, FL 33067

>   **Re: Datamill Media Corp.**
>   **Registration Statement on Form S-1**
>   **Filed February 2, 2011**
>   **File No. 333-172010**

Dear Mr. Beatty:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise. To the extent that you are a shell company, please revise your disclosure regarding future sales by existing stockholders on page 19.

2. Please revise throughout to present a realistic picture of your business as it is today. In particular, refrain from saying that your products, services or plans will have some effect or quality when they are merely anticipatory in nature. Instead, clarify that you hope, believe or expect that these qualities or effects will occur.

3. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

Registration Statement Cover Page

4. Please include your Primary Standard Industrial Classification Code Number in your next amendment to your registration statement.

Registration Fee Table

5. Please revise to include the specific provision under Rule 457 for purposes of calculating the registration fee.

Outside Front Cover Page of the Prospectus

6. Please provide the legend required by Item 501(b)(10) of Regulation S-K, or confirm that you will not use the prospectus prior to the effective date of the registration statement.

7. Please revise the cover page to disclose that you are offering the securities on a best-efforts basis. Refer to Item 501 of Regulation S-K.

8. Please clarify that the offering will continue for a period of 270 days or sooner if the offering is completed. Please also revise to clarify whether or not there may be extensions to the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

9. Please reconcile your statement on the cover page of your prospectus that your "common stock is presently traded on the OTC Markets under the trading symbol 'SPLI'" and that you **"**intend to have [your] shares of common stock quoted on the Over the Counter Bulletin Board" with your statement on page F-14 that you were notified by FINRA that your new trading symbol "SPLID" became effective on August 23, 2010 and your disclosure on page 4 of your Form 10-K for the fiscal year ended December 31, 2009 that states that your common stock is quoted on the Over the Counter Bulletin Board.

Summary of Our Offering, page 3

Our Business, page 3

10. Please reconcile your disclosure on page 3 that you were incorporated in the State of Nevada on July 15, 2003 as Smitten Press: Local Lore Legends, Inc. with your disclosure on page F-12 that you were incorporated in the State of Nevada on May 8, 2007.

11. Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing.

12. Please revise the summary to include your monthly "burn rate," the amount of expenses you expect to incur during the 270 days of the offering, and the source of such funds.

13. Please revise your disclosure on page 3 to clarify that you have been issued a going concern opinion by your registered public accounting firm.

14. Please remove the last sentence of the second paragraph as you do not have any clients or advise.

15. Please revise to disclose an estimate of the amount of funds needed to complete your plan of operation and the source of such funds.

16. It appears that you intend to generate revenues primarily from consulting services that you provide to private companies seeking to become publicly traded companies and sales of educational with two or possibly three employees. Please disclose here since this will help investors assess your plan of operation.

Risk Factors, page 5

17. Revise to include a risk factor to discuss, to the extent material, the recent economic conditions and what impact these current market conditions may have on your ability to start a consulting business and obtain financing.

18. Please include a risk factor that discusses the competition in your industry and discloses that you may have a competitive disadvantage in an industry that consists of mostly non-public companies or explain why this is not necessary. In addition, please disclose the amount of expenses you incur as a public company.

19. Please revise to include a risk factor discussing the material weaknesses in your internal controls and disclosure controls and procedures that you disclose in your most recent Form 10-Q filed on December 23, 2010. In addition, please disclose in your Summary of Our Offering section.

20. Revise to include a risk factor to disclose that additional issuances of common stock may be necessary as part of the implementation of your plan of operation which would result in dilution to existing shareholders.

Because our sole officers and directors, who are also our sole promoters will own 90.1%, page 6

21. We note the disclosure on page 6 that your two officers and directors will own 66.6% of your total outstanding shares of common stock if the maximum amount of shares are sold in your offering and that "regardless of the number of shares that [you] sell, your two officers and [your] two other current shareholders will be able to elect all of [your] directors and control [your] operations." However, your disclosure on page 19 states that Vincent Beatty is the sole beneficial owner of 98.8% of your shares of common stock.

Please revise to clarify that Vincent Beatty owns the vast majority of the shares of your common stock.

Use of Proceeds, page 7

22. Please advise as to what you mean by "product inventory" on page 7 as it appears that the only product you intend to sell is access to a database that contains educational papers that you will write on various topics. Please reconcile your disclosure here with your disclosure on page 12 which seems to indicate that if you raise the minimum amount in this offering, you will not develop these products.

If the Maximum Number of the Shares Are Sold, page 8

23. Please revise the first sentence of the second paragraph to remove the inference that if 5,000,000 shares are sold, an investor will individually own 33.4% of the total number of outstanding shares of your common stock. Also revise the second paragraph under the "If the Minimum Number of the Shares Are Sold" section below.

Plan of Distribution; Terms of the Offering, page 9

24. Please revise to clarify that the changes noted in the bullet points on page 9 are not the only changes that might give an investor a right to a refund of the purchase price.

25. Please revise the first paragraph after the bullet points to state that material changes will be reflected in a post-effective amendment.

26. Please reconcile your statement on page 11 that whether you raise the minimum or maximum amount in this offering, the funds would allow you to complete the business activities contemplated by your business plan with your statement on page 13 that, "in addition to this offering, [you] are seeking equity financing in order to obtain the capital required to implement your business plan." To the extent that you are seeking additional equity financing, please disclose in your prospectus summary.

27. We note your disclosure on page 10 that "penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the OTC Bulletin Board System)." Please revise to clarify that securities quoted on the OTC Bulletin Board System can still qualify as penny stocks and that the securities you are offering will likely be considered a penny stock.

Management's Discussion and Analysis of Financial Condition and Plan of Development Stage Activities, page 12

28. We note your disclosure on page 12 that "[w]hether [you] raise the minimum or maximum amount of money in this offering, it will last twelve months." Please revise to state that it is your belief that the amount raised in this offering will last twelve months.

29. Please revise to discuss the underlying reasons for changes in your results of operations. Refer to Item 303 of Regulation S-K.

30. We note your disclosure on page 14 that your "officers and directors are willing to loan [you] money for [your] operations until this offering has been completed or until the offering period has expired." Please advise as to whether you have any agreements with your officers and directors regarding these loans. To the extent that you do have agreements with your officers and directors, please file these agreements as exhibits to your registration statement.

Business, page 15

Business Overview, page 15

31. Please substantially revise to provide investors with a detailed discussion of your business plans. Disclose each material step you have taken so far, and provide a discussion of the real costs and timelines you face in reaching your goals of offering consulting and regulatory compliance services and publishing educational materials. If your business operates in segments, please disclose. Explain in detail how and when you expect to generate revenue. For example, provide additional information regarding (a) the development of your website, (b) the preparation and publishing of the educational material, (c) your expected pricing structure, (d) the marketing of your services, and (e) the geographic scope of your target market. To the extent possible, also disclose the price points for your services and products. Refer to Item 101 of Regulation S-K.

32. Revise to discuss why you believe that your business plans will be successful at this time, when you have not been able to realize your business plan since inception.

33. Please describe the educational "white papers" on page 15 that you plan on publishing.

34. Please remove your statements in the second paragraph of this section that you help business people make the "right" decisions as this is subjective, and please remove your statement that "there are several traps for the unwary" on page 15 as this appears to be marketing language.

35. We note your disclosure of the material weaknesses in your internal controls and disclosure controls and procedures in your most recent Form 10-Q filed on December 23, 2010. In this regard, please remove your statement that you "strive to lead by example" and explain how you assist companies in maintaining their public periodic reporting compliance.

Competition, page 16

36. Please revise to explain what you mean by the terms "turnkey fashion" and "full suite of services."

37. Please provide support for your statement that your proposed fee structure differentiates you from your competitors.

Management, page 16

Officers and Directors, page 16

38. Please revise to disclose that you do not have any independent directors or advise. Refer to Item 701(a) of Regulation S-K.

39. Please revise to remove the word "extensive" knowledge on page 17. In addition, please advise how Mr. Beatty's "working contacts" will assist small and start-up companies through money raising efforts and how his "connections with professional service providers offer an invaluable service so that companies can save time, money, and avoid the pitfalls that they may otherwise encounter" and provide support for your statements. Also state that you cannot provide any assurance that Mr. Beatty's contacts will assist your future clients. Alternatively, please remove these statements.

40. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director at the time that the disclosure is made, in light of your business and structure. Refer to Item 401(e)(1) or Regulation S-K.

Conflicts of Interests, page 17

41. We note your disclosure that Mr. Beatty owns and operates Devken Inc., a consulting firm, and that Mr. Hagan works as an independent management consultant. However, you disclosed that your officers' and directors' other projects and business interests do not conflict with your business activities. Please disclose the conflicts of interest here and revise your risk factor section to include a risk factor that discusses these conflicts.

Executive Compensation, page 18

42. Please reconcile your disclosure on page 18 that you did not compensate any of your officers or directors during the fiscal years ended December 2010, 2009, and 2008 with your disclosure on pages 13 and 21 that in August 2010 you issued 10,000,000 restricted shares of your common stock to Mr. Beatty for services rendered and your disclosure on page F-12 regarding compensation paid in 2008. To the extent that you did compensate Mr. Beatty in fiscal year 2010, please revise to include a summary compensation table pursuant to Item 402(n) of Regulation S-K in your next amendment.

Principal Stockholders, page 19

43. Please revise the table on page 19 by removing the last two columns.

Description of Securities, page 20

Common stock, page 20

44. Please revise to attribute the statements in the first sentence of the second paragraph in this section to legal counsel as they are legal conclusions. Alternatively, please remove the statements.

45. We note your statement on the cover page of your prospectus that your common stock is listed on the OTC Markets under the trading symbol "SPLI." Please provide the information required by Item 201(1)(a)(iii) and (v) of Regulation S-K or explain why this is not necessary.

Certain Transactions, page 21

46. We note your disclosure on page F-15 that you have a loan to an officer and a related party. Please revise this section to provide the disclosure required by Item 404(a) of Regulation S-K regarding these loans.

47. We note your disclosure on page 14 that you rent your offices from one of your officers. Please revise to provide the disclosure required by Item 404(a) of Regulation S-K regarding your lease. To the extent that you have a written agreement with the officer, please file as an exhibit to your registration statement.

Recent Sales of Unregistered Securities, page II-1

48. Please revise to furnish the information regarding your recent sales of unregistered securities pursuant to Item 701 of Regulation S-K.

Exhibits, page II-2

49. We note your disclosure on page 18 regarding your stock option plan. Please file the plan as an exhibit to your registration statement. Refer to Item 601(10)(iii) of Regulation S-K.

Exhibit 99.1

50. Please revise the subscriber acknowledgement in paragraph 2 to remove the statement that an investor "understands the risks of and other considerations relevant to, a purchase of the Shares, including those described under the caption 'Risk Factors' in the Prospectus," as it is not appropriate to ask subscribers to acknowledge that they have read the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via facsimile: (210) 579-1775
        David E. Wise, Esq.